SD 3-11-02



02007423

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 10075

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
C.A. Botzum & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
700 South Flower Street Suite 1406
(No. and Street)

Los Angeles (City) California (State) 90017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles A. Botzum (213) 628-0661
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles A. Botzum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.A. Botzum Co., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 28th day of February, 2002

Notary Public

Signature

President
Title


M. A. PARVINIAN
Commission # 1323961
Notary Public - California
Los Angeles County
My Comm. Expires Oct 5, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECE
MAR 01 2002
352

C.A. Botzum & Co.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2001

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
C.A. Botzum & Co.

I have audited the accompanying statement of financial condition of C.A. Botzum & Co. (a California Corporation) as of December 31, 2001 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of C.A. Botzum & Co. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-IV are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Kevin G. Breard
Certified Public Accountant

Northridge, California
January 30, 2002

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

C.A. Botzum & Co.
Statement of Financial Condition
December 31, 2001

Assets

Cash	$ 25,977
Cash and securities segregated under federal and other regulations	126,000
Receivable from customer	1,137
Receivable from officer	2,857
Receivable from brokers and dealers	5,613
Securities, not readily marketable	3,300
Secured demand notes, collateralized by marketable securities	120,000
Advances to stockholders, collateralized	79,599
Prepaid expenses	5,521
Total assets	$ 370,004

Liabilities and Stockholders' Equity

Liabilities

Accounts payable	$ 551
Accrued expenses	3,596
Payable to brokers and dealers	73,147
Payable to customers	27,713
Liabilities subordinated to claims of general creditors	120,000
Total liabilities	225,007

Stockholders' equity

Common stock, $1 par value, 500,000 shares authorized, 325,000 shares issued and outstanding	325,000
Less excess of par value over consideration	(172,774)
Additional paid-in capital	202,312
Accumulated deficit	(209,541)
Total stockholders' equity	144,997
Total liabilities and stockholders' equity	$ 370,004

The accompanying notes are an integral part of these financial statements.

C.A. Botzum & Co.
Statement of Income
For the Year Ended December 31, 2001

Revenues	
Commissions	$ 179,350
Realized gains (losses)	(7)
Interest and dividends	290
Other	5,404
Total revenues	185,037
Expenses	
Employee compensation and benefits	9,662
Commissions and floor brokerage	22,009
Occupancy and equipment rental	83,638
Interest	1,042
Taxes, other than income taxes	551
Other operating expenses	51,988
Total expenses	168,890
Income (loss) before provision for income taxes	16,147
Income tax provision	
Income tax provision	800
Total income tax provision	800
Net income (loss)	$ 15,347

The accompanying notes are an integral part of these financial statements.

C.A. Botzum & Co.
Statement of Changes in Stockholders' Capital
For the Year Ended December 31, 2001

	Common Stock	Par Value In Excess of Consideration	Additional Paid-In Capital	Accumulated Deficit	Total
Beginning balance at January 1, 2001	$ 325,000	$ (172,774)	$ 52,842	$ (224,888)	$ (19,820)
Issuance of additional paid-in capital	-	-	149,470	-	149,470
Net income (loss)	-	-	-	15,347	15,347
Balance at December 31, 2001	$ 325,000	$ (172,774)	$ 202,312	$ (209,541)	$ 144,997

The accompanying notes are an integral part of these financial statements.

C.A. Botzum & Co.
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended December 31, 2001

	Subordinated debt
Balance at January 1, 2001	$ 120,000
Additions (Reductions)	-0-
Balance at December 31, 2001	$ 120,000

The accompanying notes are an integral part of these financial statements.

C.A. Botzum & Co.
Statement of Cash Flows
For the Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)		$ 15,347
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Receivable from brokers and dealers	$ (1,800)	
Prepaid expenses	(3,100)	
Receivable from customers	43,595	
Receivable from related party/officer	(2,857)	
Other assets	4,142	
(Decrease) increase in:		
Accounts payable	(472)	
Accrued expenses	(949)	
Payable to brokers and dealers	65,276	
Payable to customers	(75,372)	
Total adjustments		28,463
Net cash provided by operating activities		43,810
CASH FLOWS FROM INVESTING ACTIVITIES:		
Decrease in cash and segregated securities	(55,995)	
Net cash used in investing activities		(55,995)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Advances to stockholders	6,765	
Repayment of short-term bank loans	(78,352)	
Proceeds from donated capital	109,749	
Net cash used in financing activities		38,162
Net increase in cash		25,977
Cash at beginning of year		-0-
Cash at end of year		$ 25,977

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for:

Interest	$ 1,042
Income taxes	$ 800

Non-cash investing and financing transactions:
A loan payable to officers was contributed to additional paid-in capital in the amount of $39,721.

The accompanying notes are an integral part of these financial statements.

C.A. Botzum Co.
Notes to Financial Statements
For the Year Ended December 31, 2001

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

C.A. Botzum & Co. (the "Company") was incorporated in California on April 20, 1961. The Company is engaged in the buying and selling of securities for public customer accounts and also performs limited proprietary trading. The Company is a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation.

The Company holds securities for about 91 clients. The majority of the clients are in California, especially Southern California. No one client represents an undue concentration of risk to the Company.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Marketable securities are valued at market value. Mark to market accounting is used for purposes of determining unrealized gain/loss on security positions in proprietary trading and investment accounts. The securities are sold on a first in first out basis; however, certain securities are inventoried on a specific identification basis. Haircuts are deductions from net capital of certain specified percentages of the market value of securities that are long and short in the capital and proprietary accounts of the broker-dealer.

The Company has fully depreciated furniture and equipment of $21,879. Furniture and equipment, have been depreciated over the estimated useful lives of the related assets. Depreciation was computed using the straight-line method for both financial statement and income tax purposes.

C.A. Botzum Co.
Notes to Financial Statements
For the Year Ended December 31, 2001

Note 2: RELATED PARTY TRANSACTIONS

During the years ended December 31, 2001, a loan payable to an officer of the Company was contributed to additional paid-in capital in the amount of $39,721.

Note 3: CASH AND SECURITIES SEGREGATED UNDER THE FEDERAL AND OTHER REGULATIONS

Cash of $126,000 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Note 4: RECEIVABLE FROM BROKERS AND DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers-dealers and clearing organizations at December 31, 2001 consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 5,613	$ 73,147

Note 5: ADVANCES TO STOCKHOLDERS COLLATERALIZED

Advances to the stockholders collateralized for $79,599 are demand, non-interest bearing obligations secured by collateral, valued net of haircuts, at $79,599 on December 31, 2001. The collateral securing the advances is as follows:

Description	Fair Market Value	Value Net of Haircuts
Corporate stocks	$ 2,509	$ 2,132
Municipal obligations	81,513	77,467
Total	$ 84,022	$ 79,599

Note 6: LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at December 31, 2001 are listed below.

Liabilities subordinated to secured demand note collateral agreement:	
Interest at 1% due May 1, 2004	$ 120,000
	$ 120,000

The subordinated borrowings are covered by agreements approved by the National Association of Security Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The secured demand note of $120,000 is collateralized by marketable securities and municipal bonds valued, net of haircuts, at $125,487 on December 31, 2001. The collateral securing the demand note is as follows:

Description	Fair Market Value	Value Net of Haircuts
Municipal obligations	$ 127,750	$ 125,487

Note 7: INCOME TAXES

The income tax provision for the year ended December 31, 2001 consists of the California Franchise Tax Board minimum tax of $800.

The Company has available at December 31, 2001, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $9,200, that expires as follows:

Note 7: INCOME TAXES
(Continued)

Amount of unused operating loss carry-forwards	Expiration during year ended December 31,
$ 5,416	2009
20,933	2010
4,511	2018
9,761	2019
20,711	2020
$ 61,332	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 8: LEASE COMMITMENTS

The Company rents office space and office equipment on a month to month basis.

Office rent, equipment rent and vehicle expense under operating leases, which was charged to occupancy and equipment rental, totaled $83,638 for the year ended December 31, 2001.

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but on December 31, 2001, the Company's net capital of $253,319 exceeded the minimum net capital requirement by $3,319; and the Company's ratio of aggregate indebtedness ($1,006) to net capital was 0.00:1, which is less than the 15 to 1 maximum ratio required.

C.A. Botzum & Co.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2001

Computation of net capital

Stockholders' equity		
Common stock	$ 325,000	
Less excess of par value over consideration	(172,774)	
Additional paid-in capital	202,312	
Retained deficit	(209,541)	
Total stockholders' equity		144,997
Add:		
Secured demand notes	120,000	
Total additions		120,000
Total capital and allowable subordinated loans		264,997
Less:		
Non allowable assets		
Prepaid expenses	(5,521)	
Receivable from officer	(2,857)	
Securities, not readily marketable	(3,300)	
Net adjustments to capital and subordinated loans		(11,678)
Net Capital		253,319

Computation of net capital requirements

Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 67	
Minimum dollar net capital required	250,000	
Net capital required (greater of above)		250,000
Excess net capital		$ 3,319
Percentage of aggregate indebtedness to net capital	0.00:1	

There was no material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2001.

See independent auditor's report.

C.A. Botzum & Co.
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2001

Credit Balances		
Free credit balances and other credit balances in customers' security accounts	$ 27,713	
Customers' securities failed to receive	73,147	
Total credits		$ 100,860
Debit Balances		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	(1,126)	
Failed to deliver of customers' securities not older than 30 calendar days	(751)	
Total debits		(1,877)
Reserve Computation		
Excess of total credits over total debits		$ 98,983
Reserve required at 105%		$ 103,932
Amount held on deposit in reserve account at December 31, 2001		$ 126,000
Withdrawal made on January 2, 2002		(21,000)
Amount in reserve account at January 2, 2002		$ 105,000

There was no material difference between reserve requirements here and reserve requirements as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2001.

See independent auditor's report.

C.A. Botzum & Co.
Schedule III - Reconciliation of Net Capital and Reserve Requirements Under Rule 15c3-3
As of December 31, 2001

Net Capital as calculated per audit report	$ 253,319
Net Capital as calculated per broker-dealer's most recent filing of Form X-17a-5, Part II, December 31, 2001	253,320
Net difference in computation of net capital	$ 1
Reserve requirement as calculated per audit report	$ 103,932
Reserve requirement as calculated per broker-dealer's most recent filing of Form X-17a-5, Part II, December 31, 2001	103,932
Net difference in computation of reserve requirements	$ 0

See independent auditor's report.

C.A. Botzum & Co.
Schedule IV - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2001

The Company is a self-clearing firm and is subject to the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission. The Company is in compliance with these requirements and there were no instances noted during our audit of securities that were required to be in possession or control that had not been reduced to possession or control in the proper time frame.

See independent auditor's report.



C.A. Botzum & Co.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2001

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
C.A. Botzum & Co.

In planning and performing my audit of the financial statements of C.A. Botzum & Co. for the year ended December 31, 2001, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by C.A. Botzum & Co. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities Exchange Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities Exchange Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and should not be used for any other purpose.



Kevin G. Breard
Certified Public Accountant

Northridge, California
January 30, 2002